Form 51-102F3
MATERIAL CHANGE REPORT

Item 1. – Name and Address of Reporting Issuer

Osisko Gold Royalties Ltd. (the "Corporation" or "Osisko")
1100 Avenue des Canadiens-de-Montréal, Suite 300
Montréal, Québec H3B 2S2

Item 2. – Date of Material Change

October 16, 2017 and October 17, 2017.

Item 3. – News Release

Two news releases with respect to the material change referred to in this report were issued by the Corporation through the facilities of GlobeNewswire, and subsequently filed on the system for electronic document analysis and retrieval (SEDAR), on October 16, 2017 and October 17, 2017, respectively.

Item 4. – Summary of Material Change

On October 16, 2017, the Corporation announced that it had entered into an agreement with a syndicate of underwriters (collectively, the "Underwriters") pursuant to which the Underwriters agreed to purchase, on a "bought deal" basis, convertible senior unsecured debentures of the Corporation (the "Debentures") in an aggregate principal amount of C$260 million. On October 17, 2017, the Corporation announced that the terms of its previously announced "bought deal" offering had been amended to, among other things, increase the size of its previously announced offering from C$260 million aggregate principal amount of Debentures to C$284 million aggregate principal amount of Debentures (the "Offering").

Item 5. – Full Description of Material Change

On October 16, 2017, the Corporation announced that it had entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a "bought deal" basis, C$260 million aggregate principal amount of Debentures. On October 17, 2017, the Corporation announced that the terms of its previously announced "bought deal" offering had been amended to, among other things, increase the size of its previously announced offering from C$260 million aggregate principal amount of Debentures to C$284 million aggregate principal amount of Debentures.

The Debentures will bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 each year, commencing on June 30, 2018, and will be convertible at the holder's option into common shares in the capital of the Corporation ("Common Shares") at a conversion price equal to C$22.89 per Common Share (representing a conversion premium of approximately 40% to the reference price of C$16.35 and a conversion rate of 43.6872 Common Shares per C$1,000 principal amount of Debentures). In addition, the Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

The Offering will be comprised of (i) a public offering, by way of a short form prospectus to be filed in each of the provinces of Canada, of C$184 million aggregate principal amount of Debentures (the "Public Offering"), and (ii) a private placement offering of C$100 million aggregate principal amount of Debentures (the "Private Offering"). In connection with the Private Offering, Public Service Pension Investment Board has committed to purchase C$100 million aggregate principal amount of Debentures on the same terms and conditions as the Public Offering. In connection with the Private Offering, the Underwriters have also been granted an option, exercisable in whole or in part at any time up to 48 hours prior to the closing of the Private Offering, to increase the size of the Private Offering by up to an additional C$16 million aggregate principal amount of Debentures.

The Offering is expected to close on or about November 3, 2017, subject to the satisfaction of customary closing conditions, including required stock exchange approvals.

The Corporation intends to use the net proceeds from the Offering for working capital and general corporate purposes, including to fund the acquisition of precious metal royalties and streams, and other corporate development opportunities.

A preliminary short form prospectus qualifying the distribution of the Debentures offered pursuant to the Public Offering will be filed with securities regulatory authorities in each of the provinces of Canada. All securities issued pursuant to the Private Offering will be subject to a statutory hold period expiring four months and one day from the closing date of the Private Offering. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6. – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. – Omitted Information

Not applicable.

Item 8. – Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

André Le Bel
Vice President, Legal Affairs and Corporate Secretary

(514) 940-0670 x156
www.osiskogr.com

Item 9. – Date of Report

October 19, 2017.